                                                                     Exhibit 77D

Item 77D/77Q1(B)

Columbia Global Energy and Natural Resources Fund

Effective August 5, 2013, the Fund made certain changes to its principal investment strategies in connection with the Fund's name change from Columbia Energy and Natural Resources Fund to Columbia Global Energy and Natural Resources Fund. These changes included, among other things, establishing that under normal circumstances, the Fund generally invests at least 40% of its net assets in securities of foreign companies and that the Fund uses forward foreign currency contracts in seeking to enhance returns. Such revised policies are described in a supplement, dated June 20, 2013, to the Fund's prospectus filed with the Securities and Exchange Commission on June 20, 2013, pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0001193125-13-265144), which is hereby incorporated by reference as part of the response to Items 77D and 77Q1 of Form N-SAR.